UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer) COMMON STOCK

(Title of Class of Securities)

45772H202
(CUSIP Number)

DENVER J. SMITH

52 CARLSON DRIVE

MILFORD, CT 06460

(405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
12/31/18
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45772H202	Page 2 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
765,637 shares
	8	SHARED VOTING POWER
1,042,488 shares
	9	SOLE DISPOSITIVE POWER
765,637 shares
	10	SHARED DISPOSITIVE POWER
1,042,488 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,808,125 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 3 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CRC Founders Fund, LP 81-2726593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
191,864 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
191,864 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
191,864 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%
14		TYPE OF REPORTING PERSON
PN

CUSIP No.	45772H202	Page 4 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Donald E. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,000
	8	SHARED VOTING POWER
804,804 shares
	9	SOLE DISPOSITIVE POWER
26,000
	10	SHARED DISPOSITIVE POWER
804,804 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 5 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard G. Hill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
39,300 shares
	8	SHARED VOTING POWER
45,820 shares
	9	SOLE DISPOSITIVE POWER
39,300 shares
	10	SHARED DISPOSITIVE POWER
45,820 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,120 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 6 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Samuel N. Jurrens
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
51,349 shares
	8	SHARED VOTING POWER
191,864 shares
	9	SOLE DISPOSITIVE POWER
51,349 shares
	10	SHARED DISPOSITIVE POWER
191,864 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
243,213 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%
14		TYPE OF REPORTING PERSON
IA, IN

CUSIP No.	45772H202	Page 7 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
73114 Investments, LLC 26-3607132
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
744,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
744,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 8 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Youth Properties, LLC 27-2901108
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
60,000 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 9 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Paratus Capital, LLC 46-0672795
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,820 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,820 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,820 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
PN

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the prior statement on Schedule 13D (the “Schedule 13D”) as filed on May 4, 2017, amended on July 19, 2017 (“Amendment No. 2”), further amended on July 27, 2017 (“Amendment No. 3”), further amended on January 2, 2018 (“Amendment No. 4”), and further amended on May 24, 2018 (“Amendment No. 5”). This amendment is being filed by (i) Denver J. Smith, (ii) CRC Founders Fund, LP (iii) Donald E. Smith, (iv) Richard G. Hill, (v) Samuel N. Jurrens, (vi) 73114 Investments, LLC, (vii) Youth Properties, LLC, and (viii) Paratus Capital, LLC who are collectively referred to as the “Reporting Persons”, related to shares of common stock of Innovative Food Holdings, Inc., a Florida Corporation (the “Issuer”), whose principal executive offices are located at 26411 Race Track Rd, Bonita Springs, FL 34135. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

This Amendment No. 6 is being filed to update the Reporting Persons beneficial ownership in securities of the Issuer. This filing is being made to correct an error in the previous filing made on January 3, 2018. The filing made on January 3, 2018 was mistakenly filed as a form SC 13G/A when in fact it was a form SC 13D/A. All other aspects of the document remain unchanged.

Item 1.	Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 6.

Item 2.	Identity and Background.

There are no amendments to Item 2 of the Schedule 13D pursuant to this Amendment No. 6.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no amendments to Item 3 of the Schedule 13D pursuant to this Amendment No. 6.

Item 4.	Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D pursuant to this Amendment No. 6.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)	Please reference pages 2 through 9 of this filing for this information as it pertains to individuals that are part of the filing group. The Reporting Persons, acting collectively as a group, have beneficial ownership of 1,924,774 shares, or 5.70% of the common shares outstanding of the Issuer based on 33,775,306 shares outstanding as given on the first page of the most recently filed 10-Q.

(b)	Please reference pages 2 through 9 of this filing for this information.

(c)	A list of all transactions in shares of the issuer over the past 60 days has been attached to this Amendment No. 6 as Exhibit A.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.	Material to be Filed as Exhibits.

The following has been attached: Exhibit A is a list of all transactions in the Issuer’s securities over the last 60 days made by the Reporting persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Jan 3, 2019	/s/ Richard G. Hill
Richard G. Hill

Dated: Jan 3, 2019	/s/ Samuel N. Jurrens
Samuel N. Jurrens

Dated: Jan 3, 2019	/s/ Donald E. Smith
Donald E. Smith

Dated: Jan 3, 2019	/s/ Denver J. Smith
Denver J. Smith

Dated: Jan 3, 2019	Paratus Capital, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: Jan 3, 2019	73114 Investments, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Investment Officer

Dated: Jan 3, 2019	Youth Properties, LLC

	By:	/s/ Donald E. Smith
Name: Donald E. Smith
Title: Chief Executive Officer

Dated: Jan 3, 2019	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Lead Manager

EXHIBIT A

Transactions In Shares Of The Issuer Within The Last 60 Days

Group Member	Action	Date	Quantity	Avg. Price Per Share
Denver J. Smith	Open Market Sale	11/21/18	7,042	$0.50